File No. 70-9627

(Potomac Edison Asset Transfer)

Release of Jurisdiction

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________

Allegheny Energy, Inc.	Allegheny Energy Supply Company, LLC
10435 Downsville Pike	R.R. 12, P.O. Box 1000 Roseytown Road
Hagerstown, Maryland 21740	Greensburg, Penna. 15601

The Potomac Edison Company	Allegheny Energy Service Corporation
(d/b/a Allegheny Power)	10435 Downsville Pike
10435 Downsville Pike	Hagerstown, Maryland 21740
Hagerstown, Maryland 21740

__________________________________

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, Maryland 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq.

Vice President and General Counsel

Allegheny Energy, Inc.

10435 Downsville Pike

Hagerstown, MD 21740

Anthony Wilson, Esq.

Senior Attorney

Allegheny Energy Service Corporation

10435 Downsville Pike

Hagerstown, MD 21740

1. Applicants hereby amend the application replacing Items 1 through 7 with the following:

Item No. 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS

A. Introduction and Summary of the Proposed Transactions

Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Company ("AESC"), a service subsidiary of Allegheny, The Potomac Edison Company ("Potomac Edison"), a wholly owned public utility electric subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("Genco"),1 a wholly owned generating company subsidiary of Allegheny (collectively, "Applicants"),2 hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act seeking authority to contribute certain assets to Genco.

Genco is a Delaware LLC and a public utility company within the meaning of the Act. However, Genco is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates. By order dated July 31, 2000 (HCAR No. 27205) ("Prior Order"), Potomac Edison, was authorized, among other things, to transfer to Genco, its undivided ownership interests in certain jointly held and certain wholly owned generating facilities and related fixed assets ("Generating Assets"), consisting of: a 25% interest in the Fort Martin Power station located in Maidsville, West Virginia; a 33% interest in the Albright Power Station located in Albright, West Virginia; a 32.76% interest in the Harrison Power Station located in Shinnston, West Virginia; a 20% interest in the Hatfield's Ferry Power Station located in Masontown, Pennsylvania; a 30% interest in the Pleasants Power Station, located in Saint Mary's, West Virginia; a 100% interest in the R. Paul Smith Station and R. Paul Smith Ash Basin both located in Williamsport, Maryland; and a 100% interest in the Millville, Dam # 4 and Dam # 5 hydro stations located in West Virginia. The term "Generating Assets" did not include Potomac Edison's 100% interest in the Luray, Newport, Shenandoah, and Warren hydroelectric generating stations located in Virginia ("Virginia Hydros").

Due to the structure of Virginia law if Genco were itself to directly acquire the Virginia Hydros, it have to incorporate in Virginia. To avoid this requirement in File Number 70-9627 Potomac Edison proposed, subject to Commission authorization, to: (1)

1 See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101, Order Authorizing Formation of Subsidiary Company; Transfer of Assets to Generation Company; Issuance and Acquisition of Securities; Capital Contributions; and Service Agreements (November 12, 1999). In Holding Co. Act Release No. 35-27383 Genco, among other things, received authorization to, directly or indirectly through one or more exempt subsidiaries or intermediate companies, engage in Rule 58 activities; acquire interests in, finance the acquisition of, and/or hold the securities of, one or more Exempt Wholesale Generators ("EWGs"). Genco is not an EWG.

2 Potomac Edison, along with West Penn Power Company and Monongahela Power Company collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Power, together with Genco, which operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for its affiliates, and Allegheny Ventures, which actively invests in and develops energy-related and telecommunications projects through Allegheny Communications Connect ("ACC"), an exempt telecommunications company ("ETC"), make up the Allegheny system.

transfer the Hydro Assets to a new Virginia subsidiary that Applicants proposed to establish and for Potomac Edison to dividend its membership interests in the new subsidiary to Allegheny, which membership interests Allegheny would contribute to Genco, making the subsidiary a wholly owned subsidiary of Genco; and (2) provide services to the subsidiary. Additionally, Allegheny proposed to merge AE Units 1 and 2, LLC ("AEU"), a utility subsidiary of Allegheny that owns two 44 MW generation units and associated transmission facilities, step-up transformers, breakers and interconnection facilities in Springdale, Pennsylvania, with Genco ("AEU Merger"). Lacking the necessary authorizations from the State of Virginia and from the Federal Energy Regulatory Commission, Applicants requested that this Commission reserve jurisdiction over the aforementioned transactions pending completion of the record.

Now comes the Applicants stating that the record is hereby supplemented and completed with the filing of Exhibits D-8, and D-9 and requesting a Commission order releasing jurisdiction. Exhibit D-8 is a reproduction of the Order of the Virginia State Corporation Commission approving the transfer of the VA Hydro Assets, D-9, is a reproduction of the Order of the Federal Energy Regulatory Commission approving the transfer of AEU.

Specifically, in the current application Applicants proposes to contribute the Virginia Hydros to Genco, as follows: (1) Potomac Edison will form a special purpose Virginia entity ("Green Valley Hydro, LLC") for the purpose of holding the Virginia Hydros; (2) Potomac Edison will transfer the Virginia Hydros, at book value as of the date of the transfer to Green Valley Hydro, LLC, as a capital contribution in exchange for all the membership interests in Green Valley Hydro, LLC;3 (3) Potomac Edison will dividend in-kind all membership interests in Green Valley Hydro, LLC, to Allegheny; 4) Allegheny will contribute all the membership interests in Green Valley Hydro, LLC, to Genco; and (5) Green Valley Hydro, LLC, will then become a subsidiary of Genco. Applicants withdraw the request for Potomac Edison to provide services to Green Valley Hydro, LLC. Applicants propose that AESC provide operating services to Green Valley Hydro, LLC, at cost in accordance with Section 13(b) of the Act and Rules 90 and 91. Applicants further requests authority to contribute and merge AEU with Genco. Allegheny proposes to contribute all the membership interests in AEU to Genco at book value as of the date of the transfer.4

Item 2. FEES, COMMISSIONS AND EXPENSES

Fees and expenses in the estimated amount of $10,500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3. APPLICABLE STATUTORY PROVISIONS

The relevant standards for Commission review of this application under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act.

3 Book value as of December 31, 2000 equaled $2,012,000 net of deferred credits and liabilities. All debt associated with the Virginia Hydros has been paid in full.

4 Book value as of December 31, 2000, equaled $46,852,000 net of deferred credits and liabilities.

The transactions will have no effect on the common equity ratios of Allegheny. Further, Applicants represent that Allegheny and Potomac Edison will not engage in the transactions if it causes either Allegheny's or Potomac Edison's common equity as a percent of total capitalization to fall below 30%. In addition, Applicants state that the proposed transfers of the Generation Assets are consistent with state de-regulatory process in Maryland, Virginia and West Virginia.

Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any "exempt wholesale generator" ("EWG"), as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at December 31, 2000, taking into account the pro forma effects of Order No. 27370 (Issued March 30, 2001) in File No. 70-9801 and Order No. 27383 (issued April 20, 2001) in File No. 70-9683, will be approximately $432.8 million, or about 48% of Allegheny's consolidated retained earnings of $904 million for the four quarters ended December 31, 2000 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

Item 4. REGULATORY APPROVAL

Potomac Edison, Genco, and the other applicants named in this proceeding hereby request that the Commission issue a supplemental order releasing jurisdiction heretofore reserved under the terms of the Prior Order. Accordingly, all necessary approvals have been received. Except as noted above, no state commission or federal commission, other than this Commission, has jurisdiction over any part of the proposed transactions.

Item 5. PROCEDURE

There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the transactions covered by this Application or Declaration.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

  Exhibits

D-8, Order of the Virginia State Corporation Commission

D-9, Order of the Federal Energy Regulatory Commission

F Opinion of Counsel (filed April 27, 2001)

Financial Statements

FS-1	Allegheny Energy, Inc. and subsidiaries consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed via Form SE April 30, 2001)
FS-2

Allegheny Energy Supply Company consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed via Form SE April 30, 2001) sheet, statement of income, and capital ratios per books and pro forma

FS-4	Capital Structure Analysis Charts (filed via Form SE April 30, 2001)

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc.
The Potomac Edison Power Company
Allegheny Energy Supply Company, L.L.C.
Allegheny Energy Service Company
By: /S/ THOMAS K. HENDERSON
Thomas K. Henderson

Dated: April 30, 2001